# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Primo Brands Corporation, CIK 0002042694
CUSIP: 741623102
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1150 Assembly Drive, Suite 800, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 02/12/2025
Amends the filing with accession number 0001193125-24-265387
Filed by CIK 0002042733
Persons authorized to receive notices and communications: Fola Adamolekun, c/o One Rock Capital Partners, LLC, 45 Rockefeller Plaza, 39th Floor, New York, New York (NY), 10111, (212) 605-6000

## Reporting persons
- ORCP III DE TopCo GP, LLC (CIK 0002042733): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 218,618,368; sole dispositive power 0; shared dispositive power 218,618,368; aggregate amount beneficially owned 218,618,368 (57.5% of the class)
  Comment: Limited Liability Company
- Triton Water Parent Holdings, LP (CIK 0002042697): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 218,618,368; sole dispositive power 0; shared dispositive power 218,618,368; aggregate amount beneficially owned 218,618,368 (57.5% of the class)
- R. Scott Spielvogel (CIK 0001400216): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 218,618,368; sole dispositive power 0; shared dispositive power 218,618,368; aggregate amount beneficially owned 218,618,368 (57.5% of the class)
- Tony W. Lee (CIK 0001988010): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 218,618,368; sole dispositive power 0; shared dispositive power 218,618,368; aggregate amount beneficially owned 218,618,368 (57.5% of the class)
- Triton Water Equity Holdings, LP (CIK 0002046046): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 58,000,000; sole dispositive power 0; shared dispositive power 58,000,000; aggregate amount beneficially owned 58,000,000 (15.3% of the class)
- Triton Water Equity Holdings, GP, LLC (CIK 0002046213): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 58,000,000; sole dispositive power 0; shared dispositive power 58,000,000; aggregate amount beneficially owned 58,000,000 (15.3% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Primo Brands Corporation
Address of issuer's principal executive offices: 1150 Assembly Drive, Suite 800, Tampa, Florida (FL), 33607
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 18, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Primo Brands Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Class B Common Stock Conversion

On February 12, 2025, 64,512,579 shares of Class B Common Stock held by Triton Water Parent Holdings, LP were automatically converted into shares of the Issuer's Class A Common Stock on a one-to-one basis in connection with the waiver of change of control provisions under certain indentures, as described in the Issuer's amended and restated certificate of incorporation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5
..
The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date of this filing, based on 380,115,732 shares of Class A Common Stock outstanding as of February 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Triton Water Parent Holdings, LP is the record holder of 160,618,368 shares of Class A Common Stock and Triton Water Equity Holdings, LP is the record holder of 58,000,000 shares of Class A Common Stock.

ORCP III DE TopCo GP, LLC is the general partner of Triton Water Parent Holdings, LP. Triton Water Parent Holdings, LP is the managing member of Triton Water Equity Holdings, GP, LLC, which is the general partner of Triton Water Equity Holdings, LP. R. Scott Spielvogel and Tony W. Lee are the managing members of ORCP III DE TopCo GP, LLC and share voting and investment discretion with respect to the securities held of record by Triton Water Parent Holdings, LP and Triton Water Equity Holdings, LP. Accordingly, each of the persons and entities named herein may be deemed to share beneficial ownership of the securities held of record by Triton Water Equity Holdings, LP. ORCP III DE TopCo GP, LLC, Triton Water Parent Holdings, LP, R. Scott Spielvogel and Tony W. Lee may also be deemed to share beneficial ownership of the securities held of record by Triton Water Parent Holdings, LP.
Transactions in the class effected during the past sixty days: Except as described in Item 4, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- ORCP III DE TopCo GP, LLC: /s/ Tony W. Lee, Tony Lee, Managing Member (02/14/2025)
- Triton Water Parent Holdings, LP: /s/ Tony W. Lee, Tony W. Lee, Authorized Person (02/14/2025)
- R. Scott Spielvogel: /s/ R. Scott Spielvogel, R. Scott Spielvogel (02/14/2025)
- Tony W. Lee: /s/ Tony W. Lee, Tony W. Lee (02/14/2025)
- Triton Water Equity Holdings, LP: By: Triton Water Equity Holdings GP, LLC, its general partner, By: /s/ Fola Adamolekun, Fola Adamolekun, Secretary (02/14/2025)
- Triton Water Equity Holdings, GP, LLC: /s/ Fola Adamolekun, Fola Adamolekun, Secretary (02/14/2025)